Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Announces Appointment of Jeremy R. Graff, Ph.D. as Chief Scientific Officer
And Addition of Clinical Advisor

Dr. Graff will lead IMV's research to continue the expansion of DPX- based immuno-oncology pipeline and the development of a comprehensive translational strategy to optimize clinical success

Industry veteran Stanley Frankel, M.D. to advise on clinical development

Dartmouth, Nova Scotia, June 09, 2021 – – IMV Inc. (NASDAQ: IMV; TSX: IMV), a clinical-stage biopharmaceutical company pioneering a novel class of immunotherapies against difficult-to-treat cancers, today announced the appointment of Jeremy R. Graff, Ph.D. as Chief Scientific Officer, effective as of June 14, 2021. Dr. Graff brings over 20 years of experience in preclinical and clinical research and translational analysis for novel immune-activating therapeutics in oncology.

“We are thrilled to add a seasoned scientist and industry leader like Jeremy to our team to help oversee this critical period of clinical development for maveropepimut-S,” said Fred Ors, Chief Executive Officer at IMV. “Dr. Graff's prior expertise working on therapies that activate anti-cancer immunity will be incredibly valuable to IMV and we look forward to his leadership in advancing our scientific strategy.”

Dr. Graff stated, “IMV has an extremely promising technology platform and is at an exciting period for its lead drug candidate, maveropepimut-S. I am enthusiastic to join the team and help shape the development and registration strategy while exploring new opportunities for its platform.”

Most recently, Dr. Graff served as Chief Development Officer and Senior Vice President, Research at HiberCell, a biotechnology company developing novel therapeutics for cancer relapse and metastasis. He led the scientific and clinical development teams for HiberCell. Prior to that he was employed at Biothera Pharmaceuticals serving as President since 2018 and Chief Scientific Officer since 2014. In these executive roles, he implemented strategic translational studies along with clinical programs in immuno-oncology. He also managed corporate strategy for investor engagement and oversaw the acquisition of Biothera's lead asset Imprime PGG by HiberCell, Inc in 2020. Dr. Graff spent 16 years at Eli Lilly and Lilly Research Labs where he developed extensive experience in cancer drug discovery and development, immuno-oncology, biomarker discovery and patient stratification. During his last position at Eli Lilly as Group Leader, Cancer Biology and Patient Tailoring, he established a Translational Oncology Unit to improve the technical success of clinical trials. At Lilly Research Labs, he was the recipient of President's Recognition Award, the Company's highest annual award. Dr. Graff received a Ph.D. from the University of Kentucky's Markey Cancer Center and completed a post-doctoral fellowship at the John Hopkins University Oncology Center. He has authored 60 peer-reviewed publications and holds a number of patents for novel cancer therapies.

IMV also announced the appointment of Stanley Frankel, M.D. as a clinical advisor to support development of maveropepimut-S (formerly known as DPX-Survivac) in diffuse large B-cell lymphoma (DLBCL) and the initiation of next clinical trial in advanced ovarian cancer. Dr. Frankel brings a wealth of experience and knowledge in hematology, cell therapy and immuno-oncology accumulated at Bristol-Myers Squibb (BMS) where he was Senior Vice President, Cellular Therapy Development, and responsible for late development portfolio of cellular therapy assets including Breyanzi® (lisocabtagene maraleucel) and Abecma® (idecabtagene vicleucel). Prior to this experience, Dr. Frankel was Corporate Vice President, Head, Immuno-Oncology & Cellular Therapy, Clinical Research and Development Head, Cell Therapy Clinical Center of Excellence at Celgene and served on joint steering and/or joint development committees for alliances with JW Therapeutics, Jounce Therapeutics, Astrazeneca/Medimmune, Juno Therapeutics, and BeiGene. Dr. Frankel received a B.A. in applied sciences, biomechanics from Harvard College and an M.D. from Northwestern University.

About IMV

IMV Inc. is a a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing hard-to-treat cancer and other unmet medical needs. IMV is pioneering a novel class of cancer immunotherapies based on the Company's proprietary delivery platform (DPX). This patented technology leverages a differentiated mechanism of action that generates a targeted and durable immune activation with limited side effects. IMV's lead candidate, maveropepimut-S (formerly named DPX-Survivac), is a T cell-activating immunotherapy that combines the utility of the platform with a novel cancer target: survivin. IMV is currently assessing maveropepimut-S in breast and advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. IMV is also developing another DPX-based immunotherapy: DPX-SurMAGE, a dual targeted immunotherapy to be evaluated in subjects with bladder cancer later this year. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the Company's ability to advance its development strategy, as well as the prospects, for its lead immunotherapy and its other pipeline of immunotherapy candidates. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, the ability to access capital, the successful and, generally, the timely completion of clinical trials and studies and the receipt of all regulatory approvals as well as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV's continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV Inc.
O: (902) 492-1819, ext: 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Director of Communications, IMV Inc.
M: (514) 968 1046
E: ddavan@imv-inc.com

Madeline Joanis, Account Executive, LifeSci Communications
M: (603) 479 5267
E: mjoanis@lifescicomms.com